                                                                    Exhibit 4.36


                              DEVELOPMENT AGREEMENT

                                     between

LEO PHARMA A/S of Industriparken 55, DK-2750 Ballerup, Denmark (hereinafter referred to as "LEO") ---

                                       and

GALEN (CHEMICALS) LIMITED of 4 Adelaide Street, Dun Laoghaire, Co. Dublin, Ireland (hereinafter referred to as "GALEN").

Capitalized terms not otherwise defined herein shall have the meanings set forth in Article I of this Agreement.

WHEREAS Bristol-Myers Squibb Company (BMS) has entered into a co-promotion agreement with GALEN regarding Dovonex(R) Product in the Territory (the "Co-promotion Agreement").

WHEREAS GALEN and BMS have entered into an option agreement (the "Option Agreement") in which GALEN has options to acquire all of BMS's rights and to assume BMS's obligations (the "Option") under the agreement dated September 28, 1989 between BMS (as successor to E.R. Squibb & Sons Inc.) and LEO, as amended July 6, 1992 and April 8, 1993 and as of the date hereof and the Product Supply Agreement between Bristol-Myers Squibb Company and LEO dated as of April 8, 1993 (each as may be amended or supplemented by the parties in the future, collectively, the "BMS Agreements"); and

WHEREAS BMS has given up its rights under the BMS Agreements to a pharmaceutical preparation containing both the Compound and Betamethasone Dipropionate in an ointment (the "Combination Product") as of the date hereof; and

WHEREAS LEO has developed and owns proprietary information regarding the Combination Product, and has filed a patent application for the Combination Product; and

WHEREAS GALEN has marketing expertise within the dermatological field; and

WHEREAS LEO and GALEN have entered into a License and Supply Agreement dated as of even date herewith between LEO and GALEN regarding the Combination Product (the "Dovobet(R) Agreement") and subject to the coming into force of that Agreement under its terms, LEO has appointed GALEN as its exclusive distributor in the Territory of the Combination Product expected to be marketed under the trademark Dovobet(R); and

WHEREAS GALEN and LEO have entered into a License and Supply Agreement dated as of even date herewith pursuant to which GALEN will be the exclusive distributor of Dovonex(R) Product in the Territory subsequent to the exercise of the Option by GALEN and the acquisition of BMS's rights and assumption of BMS's obligations under the BMS Agreements by GALEN (the "Dovonex(R) Agreement"); and

WHEREAS GALEN, if the FDA mandates an additional pivotal phase III clinical trial for the Combination Product, will financially support LEO;

NOW THEREFORE the Parties hereby agree as follows:

I - DEFINITIONS

1.1 "AB rated" means, with respect to any Product (as defined in the Dovonex(R) Agreement), a pharmaceutical product which is an AB-rated equivalent to the Product, as defined in the 22nd edition of Approved Drug Products with Therapeutic Equivalence Evaluations issued by the United States Department of Health and Human Services.

1.2 "Action or Proceeding" means any action, suit, proceeding, arbitration or Governmental or Regulatory Authority action, notification, investigation or audit.

1.3 "Affiliate" means, with respect to any Person, any Person which, directly or indirectly, controls, is controlled by, or is under common control with, the specified Person. For purposes of this definition, the term "control" as applied to any Person, means the possession, directly or indirectly, of at least fifty-one per cent (51%) of the power to direct or cause the direction of the management of that Person, whether through ownership of voting securities or otherwise.

1.4      "Agreement" means this Development Agreement between LEO and GALEN.

1.5 "Compound" means the compound Calcipotriene, a vitamin D analogue with the formula C27H4003.

1.6 "Dovonex(R) Product" means the Compound marketed in the Territory under the trademark Dovonex(R).

1.7      "FDA" means the United States Food and Drug Administration.

1.8 "GALEN Information" means any information (including, but not limited to, technical improvements, financial and marketing information) developed, made and/or generated by GALEN relating to and made as a result of its work with the Combination Product.

1.9 "Governmental or Regulatory Authority" means any court, tribunal, arbitrator, agency, commission, official or other instrumentality of the United States or any relevant country, state, province, county, city or other political subdivision.

1.10 "IND" means the Investigational New Drug Application, as defined by the United States Federal Food, Drug and Cosmetic Act and applicable regulations promulgated thereunder as amended from time to time, filed in the United States, for the Combination Product.

1.11 "Laws" means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any relevant Governmental or Regulatory Authority.

1.12 "LEO Logo Guidelines" means the guidelines for use of the LEO name and the Assyrian Lion logo attached to the Dovobet(R) Agreement.

1.13 "LEO Product Branding" means the Trademark, the LEO name, the Assyrian Lion, the LEO Logo Guidelines, the LEO Product Concept and any domain names or websites related to the Combination Product in the Territory.

1.14 "LEO Product Concept" means the global design concept for packaging and promotional materials related to the Combination Product developed by LEO.

1.15 "Losses" means any and all damages, fines, fees, penalties, deficiencies, losses and expenses (including without limitation interest, court costs, reasonable fees of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment).

1.16 "Master Agreement" means the Master Agreement dated as of even date herewith between LEO and GALEN.

1.17 "NDA" means a New Drug Application filed with the FDA for the Combination Product, requesting permission to place a drug on the market in accordance with 21 C.F.R. Part 314 and all supplements filed pursuant to the requirements of the FDA, including all documents, data and other information concerning the Combination Product which are necessary for FDA approval to market a product in the United States.

1.18 "Party" means GALEN or LEO, as the case may be, and "Parties" means GALEN and LEO.

1.19 "Person" means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental or Regulatory Authority or other entity or organization.

1.20 "Technical Information" means all information in the possession of LEO and/or its Affiliates, and any information transferred from BMS to GALEN, regarding preclinical, chemical-pharmaceutical and clinical data or other scientific information (including specifications, master batch records, analytical methods including validation protocol and the drug master file), or secret know-how about the Combination Product including, but not limited to marketing know-how and show-how or uses for the Combination Product in the possession of LEO regarding the Combination Product necessary for GALEN to fulfil its obligations under the Agreement.

1.21 "Territory" means the fifty (50) states of the United States of America, the District of Columbia, its territories and current possessions.

1.22 "Trademark" means the trademark Dovobet(R) or any other trademark LEO may select for the Combination Product.


II - WORK BY LEO

2.1 LEO has performed any and all preclinical, clinical and other studies necessary to obtain marketing approval for the Combination Product in Europe and has borne all costs and expenses associated therewith. Furthermore, LEO will perform any and all additional studies, required specifically by the FDA and will bear all costs and expenses associated therewith except for the obligation of GALEN described in Article 3.1.

         A development plan is attached as Appendix I

2.2      LEO is responsible for obtaining approval of the NDA in the United
         States.


III - OBLIGATIONS OF GALEN

3.1 If the FDA mandates that a second pivotal phase III clinical trial for the Combination Product is required for registration in the United States, GALEN agrees to pay 50% of the reasonable costs for said study, such costs to be invoiced by LEO on a quarterly basis. The payments are non-refundable.

3.2 GALEN will provide reasonable assistance to LEO in its endeavours to obtain approval of the NDA in the United States.

3.3 Within thirty (30) days after the date hereof, GALEN will pay to LEO US$5,000,000 (five million United States dollars) to reimburse LEO for a portion of the actual development costs that have been incurred by LEO. This payment is non-refundable.

IV - INDEMNIFICATION

4.1 LEO shall indemnify and hold GALEN and its agents, directors, officers and employees and representatives harmless from and against any and all Losses which they may at any time incur by reason of any Action or Proceeding brought by any Governmental or Regulatory Authority or other third party against GALEN arising out of or resulting from (a) any misrepresentation, breach of warranty or non-fulfilment of or failure to perform any agreement or covenant made by LEO in this Agreement, (b) the use of the Combination Product in any clinical trial, or (c) any other negligent act or omission of LEO.

4.2 GALEN shall indemnify and hold LEO and its agents, directors, officers and employees and representatives harmless from and against any and all Losses which they may at any time incur by reason of any Action or Proceeding brought by any Governmental or Regulatory Authority or other third party against LEO arising out of or resulting from (a) any misrepresentation, breach of warranty or non-fulfilment of or failure to perform any agreement or covenant made by GALEN in this Agreement, or (b) any other negligent act or omission of GALEN.

4.3 The obligation of the Parties in this Article IV shall survive the expiration or earlier termination of this Agreement to the extent permitted by applicable Law.

4.4 In any case under this Article IV, where GALEN or LEO is to indemnify the other, the control of the defence of any Action or Proceeding and negotiations for settlement and compromise thereof, shall repose with the indemnifying Party, except that nothing in this paragraph shall be construed to relieve either Party hereto of the obligation to give the other all reasonable co-operation, assistance and authority necessary to permit full and complete defence of any Action or Proceeding; provided, however, that no Party will settle any of such claims without consent of the other Party; however, such consent shall not be unreasonably withheld. Both Parties shall, if desired, be allowed to participate, at their own expense, directly or through a representative e.g. their product liability insurers, in any Action or Proceeding.

V - CONFIDENTIALITY

5.1 All Technical Information disclosed to GALEN and all GALEN Information disclosed to LEO shall be considered confidential regardless of designation, and shall not be disclosed by the receiving Party to any third party or used outside the scope of this Agreement without the prior written consent of the disclosing Party except to a duly authorised Governmental or Regulatory Authority in connection with the registration or regulation of the Combination Product or if otherwise required by Law. In the event that a Party is asked to disclose any confidential information to a Governmental or Regulatory Authority, such Party will - if possible - notify the nondisclosing Party sufficiently prior to making such disclosure so as to allow the nondisclosing Party adequate time to take whatever action it may deem to be appropriate to protect the confidentiality of the information. The obligation not to disclose Technical Information and GALEN Information shall not apply to (a) any information that it now or later becomes publicly available through no fault of the receiver, its officers, employees or agents; (b) any information that the receiver obtains from a third party not under a confidentiality obligation to the discloser with respect to such information; (c) any information that the receiver already has in its possession as indicated in its written records; and (d) any information that is independently developed or created by the receiver.

5.2 Each Party shall keep the terms of this Agreement confidential and shall not disclose the same to any third party other than (i) by agreement of the Parties hereto, or (ii) as required by Law or stock exchange regulation or an order of a competent Governmental or Regulatory Authority; provided that prior to disclosure pursuant to
         (ii) above, the disclosing Party shall - if possible - notify the nondisclosing Party sufficiently prior to making such disclosure so as to allow the nondisclosing Party adequate time to take whatever action it may deem to be appropriate to protect the confidentiality of the information.

5.3 Neither Party shall make any press release or other public announcement or other disclosure to third Parties relating to this Agreement without the prior consent of the other Party, which consent shall not be unreasonably withheld, except where required by applicable Law; provided that prior to disclosure, the disclosing Party shall notify the nondisclosing Party sufficiently prior to making such disclosure so as to allow the nondisclosing Party adequate time to take whatever action it may deem to be appropriate to protect the confidentiality of the information.

5.4 This Article V shall survive the termination of this Agreement for a period of ten (10) years, provided, however, that following the termination of this Agreement LEO shall be free to use all data, information or other confidential information relating to the Combination Product and following termination of this Agreement, GALEN shall be free to use all GALEN Information.

VI - COMPLIANCE WITH LAWS

Both LEO and GALEN shall observe all applicable Laws in effect in fulfilling their obligations under this Agreement.

VII - TERM AND TERMINATION - CONSEQUENCES OF TERMINATION

7.1 This Agreement will be effective when signed by both Parties provided that the Co-promotion Agreement and the Option Agreement have been signed and have come into force and provided also that said agreements do not prohibit GALEN from entering into the Dovonex(R) Agreement and the Dovobet(R) Agreement.

7.2 This Agreement shall terminate if (a) the Dovonex(R) Agreement is terminated by LEO pursuant to Articles 15.4, 15.7 or 15.8 thereof or
         (b) the Dovonex(R) Agreement is terminated by LEO pursuant to Article
         15.2 thereof in the event that GALEN has not exercised the Option for reasons not including that (i) the aggregate turnover of the Products in the U.S. during the period 1 July 2004 - 30 June 2005, as measured by IMSHealth, is equal to or less than US$50,000,000 (fifty million dollars) or (ii) on or prior to August 1, 2005 a generic product that is AB rated to any Product (as defined in the Dovonex(R) Agreement) is approved by the FDA and has become commercially available, provided, for purposes of this subclause (ii), that GALEN has not provided assistance to the holder of the registration for the AB rated product to obtain such registration, or (c) the Dovobet(R) Agreement comes into force and GALEN has fulfilled its obligations under this Agreement, unless prior terminated in accordance with any of the provisions hereof.

7.3 In the event that one of the Parties hereto materially defaults or breaches any of the provisions of this Agreement, the other Party shall have the right to terminate this Agreement upon sixty (60) days' written notice, provided, however, that if the Party in default, within the sixty day period referred to, remedies the said default or breach, the Agreement shall continue in full force and effect.

7.4 In the event of termination of this Agreement under the provisions of this Article VII GALEN shall not be relieved of the duty and obligations to pay in full, any payments due and unpaid at the effective date of such termination. In such event GALEN shall:

         (a) return any and all Technical Information and any other information relating to the Combination Product provided to GALEN and shall make no further use thereof;

         (b) cease to make use of the Trademark, the other LEO Product Branding and all other information related to the Combination Product, and all rights in the Trademark, the other

                  LEO Product Branding and all other information relating to the Combination Product will promptly revert to LEO and be transferred to LEO;

         (c) if GALEN is then the owner of any patents specifically related to the Combination Product, GALEN shall transfer such ownership to LEO, except for LEO being in breach in which case GALEN will sell said patents and LEO will purchase said patents at a price equal to the expenses GALEN has borne in relation to developing, establishing and maintaining said patent rights;

         (d) if GALEN is then the owner of any patents, which in part relates to the Combination Product then LEO, its Affiliates and partners shall have a royalty free license to such patents for the term of the patents;

         (e) if GALEN is then the owner of any data related to the Combination Product, including, but not limited to, any data related to any study performed under this Agreement such data shall be transferred to LEO. At such time, LEO shall have the right, but not the obligation, to have assigned to LEO any third party clinical agreement then pending;

         (f) GALEN shall transfer the NDA, the IND and any other relevant registrations related to the Combination Product held by GALEN, if any, to LEO or its designee.

         In the event that LEO terminates this Agreement pursuant to Article 7.3 or Article 7.2(a) or (b), the transfers required under Article 7.4 (a),
         (b), (c), (e) and (f) shall be made free of charge to LEO. Otherwise, the costs of transfers shall be split evenly between the parties.

VIII - ASSIGNABILITY

This Agreement shall be binding upon, and shall inure to the benefit of successors of the Parties hereto, or to any assignee of all of the goodwill and entire business assets of a Party hereto relating to pharmaceuticals, but shall not otherwise be assignable without the prior written consent of the other Party.

For the avoidance of doubt, LEO agrees and acknowledges that GALEN may perform any or all of its obligations under this agreement through its U.S. Affiliates, Warner Chilcott, Inc..

IX - AMENDMENT OF AGREEMENT; WAIVER; SEVERABILITY

9.1      This Agreement shall not be changed or modified orally.

9.2 Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by either Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

9.3 If any provision of this Agreement is held to be illegal, invalid or unenforceable under any applicable present or future Law, and if the rights or obligations of any Party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, the Parties will add as a part of this Agreement, a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

X - STATUS OF PRIOR AGREEMENTS

This Agreement together with the Master Agreement, the Dovonex(R) Agreement and the Dovobet(R) Agreement constitute the entire agreement between the Parties hereto with respect to the subject matter and supersede all previous agreements, whether written or oral.

XI - FORCE MAJEURE

The occurrence of an event which materially interferes with the ability of a Party to perform its obligations or duties hereunder which is not within the reasonable control of the Party affected, not due to malfeasance, and which could not with the exercise of due diligence have been avoided ("Force Majeure") including, but not limited to, fire, accident, labour difficulty, strike, riot, civil commotion, act of God, delay or errors by shipping companies or change in Law shall not excuse such Party from the performance of its obligations or duties under this Agreement, but shall merely suspend such performance during the continuation of Force Majeure. The Party prevented from performing its obligations or duties because of Force Majeure shall promptly notify the other Party hereto (the "Other Party") of the occurrence and particulars of such Force Majeure and shall provide the Other Party, from time to time, with its best estimate of the duration of such Force Majeure and with notice of the termination thereof. The Party so affected shall use its best efforts to avoid or remove such causes of non-performance. Upon termination of Force Majeure, the performance of any suspended obligation or duty shall promptly recommence. Neither Party shall be liable to the Other Party for any direct, indirect, consequential, incidental, special, punitive or exemplary damages arising out of or relating to the suspension or termination of any of its obligations or duties under this Agreement by reason of the occurrence of Force Majeure. In the event that Force Majeure has occurred and is continuing for a period of at least six (6) months, the Other Party shall have the right to terminate this Agreement upon thirty
(30) days' notice.

XII - PARTNERSHIP/AGENCY; THIRD PARTIES

12.1 None of the provisions of this Agreement shall be deemed to constitute the relationship of partnership or agency between the Parties, and neither Party shall have any authority to bind the other Party in any way except as provided in this Agreement.

12.2 The Parties agree that no third party which is not a Party to this Agreement is intended to benefit from or shall have any right to enforce any provision of this Agreement.

XIII - GOVERNING LAW

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE OTHER THAN SECTIONS 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

Each Party irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby or thereby. Each Party agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Each Party further agrees that service of any process, summons, notice or document by registered mail to such Party's respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Article XIII. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby and thereby in (i) the Supreme Court of the State of New York, New York County or (ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Each Party hereto hereby waives to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement.

XIV - NOTICES

Any notice hereunder shall be deemed to be sufficiently given if sent by registered mail or by fax followed by mail to:

In the case of GALEN:

                GALEN (CHEMICALS) LIMITED
                4 Adelaide Street
                Dun Laoghaire, Co. Dublin
                Ireland

                Fax: + 353 1 214 8477

With a copy to:

                Galen Holdings PLC
                Att. Chief Executive Officer
                100 Enterprise Drive, Suite 280
                Rockaway, New Jersey 07866
                USA

                Fax: + 1 973 442 3362

In the case of LEO:

                LEO PHARMA A/S

                Att. CEO, President
                Industriparken 55
                DK-2750 Ballerup
                Denmark

                Fax: + 45 44 64 15 80

or such other address as the receiver shall have last furnished to the sender.

IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be duly executed in duplicate by their authorised officers as of the date last below written.

Rockaway, April ____, 2003                          Ballerup,  April ____, 2003

GALEN (CHEMICALS) LIMITED                           LEO Pharma A/S




------------------------------                      ----------------------------
Name:  Roger M. Boissonneault                       Name:
Title:        Director                              Title: